UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2020

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer

OI 3Q20

EARNINGS REVIEW



Investor Relations | November 12, 2020

IMPORTANT NOTICE

This presentation contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and the applicable Brazilian regulations. Statements that are not historical facts, including statements regarding the beliefs and expectations of Oi S.A. – under Judicial Reorganization ("Oi" or "Company"), business strategies, future synergies, cost savings, future costs and future liquidity are forward-looking statements.

The words "anticipates", "intends", "believes", "estimates", "expects", "forecasts", "plans," "aims" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of the Company's management and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or its affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this notice. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made.

Except as required under the Brazilian and U.S. federal securities laws and the rules and regulations of the CVM, the SEC or other regulatory authorities in other applicable jurisdictions, the Company and its affiliates do not have any intention or obligation to update, revise or disclose any changes to any of the forward-looking statements herein in order to reflect current or future events or their developments, changes in assumptions or changes in other factors affecting the forward-looking statements herein. You are advised, however, to consult any further disclosures the Company makes on related subjects in reports and communications that the Company files with the CVM and the SEC.

IN Q3, DESPITE THE PANDEMIC, OI CONTINUED TO DELIVER ON BOTH THE OPERATIONAL AND TRANSFORMATIONAL FRONTS. APPROVAL OF PLAN AMENDMENT AT GCM PAVED WAY TO SUSTAINABILITY.

1.75M FTTH customers & **7.9M** Homes Passed with fiber

3Q20 OI FIBER NET ADDS [Thousand]



446

Monthly average of 149k new customers

3Q20 FIBER HP'S [Thousand]



1,148

Monthly average of 383k new HP's

+3.5% Of Total Revenue growth quarter over quarter.

Fiber robust revenue growth and recovery signs in mobile and B2B as the main drivers for the performance

OI TOTAL REVENUE [R$ million]



+3.5%
4,490
4,648
Residential
Mobile
B2B
Others
1,583
+2.7%
1,625
1,619
+5.4%
1,706
24
1,265
+2.3%
1,294
23
2Q20
3Q20

+2.1% in postpaid and **+8.2%** in prepaid revenue growth QoQ.

CUSTOMER REVENUES [1] [R$ million]



+8.2%
+2.1%
Postpaid
Prepaid
905
635
924
687
2Q20
3Q20

* Information based on managerial allocation

-9.6% Opex savings YoY.

+2.4% Routine Ebitda increase YoY.

ROUTINE EBITDA [R$ million]



+2.4%
1,403
1,437
3Q19
3Q20

R$ 5.7Bn cash position by the end of September/20

At least **R$26.9Bn** in new money with the upcoming judicial competitive processes:

Towers: R$ 1,067 Mn [Stalking Horse defined – date: Nov 26]
Data Centers: R$ 325 Mn [Stalking Horse defined – date: Nov 26]
Mobile: R$ 16.5 Bn [Stalking Horse defined – date: Dec 14]
InfraCo: R$ 6.5 Bn minimum cash + R$ 2.4 Bn debt with Oi

1 - Excludes interconnection revenues and handset sales.

SCALE AND SPEED OF FIBER DEPLOYMENT ALLOW OI TO ONCE AGAIN CONTEND FOR OVERALL BROADBAND MARKET LEADERSHIP, WITH A VERY STRONG COMPETITIVE POSITION



Broadband AWARDS
Part of Broadband World Forum
OPERATOR WINNER 2020
Best Fixed Access Solution
oi
#BBWF
tmt.knect365.com/bbwf

Oi is at the forefront of the Fiber market. Adding 17% more customers than all other carriers combined...

FTTH NET ADDS - LAST 12 MONTHS
yoy, thousand



1.7x
6.2x
10.1x
+16.8%
796
216
133
1,145
1,338
Local Player 1
Local Player 2
Local Player 3
3 Combined
oi

... paving the way for leadership in overall ultra-broadband market...

3Q20 UBB* NET ADDS – ALL TECHNOLOGIES
qoq, thousand



+19.4%
257.7
371.2
21.5
443.1
Player 1
Player 2
Player 3
oi

...putting into perspective, Oi is adding per quarter the equivalent to a customer base of a top 3 ISP...

OI FIBER NET ADDS [3Q20, thousand]



446
oi

TOP 5 ISPs FIBER CUSTOMER BASE [3Q20, thousand]



552
489
310
259
222
ISP 1
ISP 2
ISP 3
ISP 4
ISP 5

...as a result, Oi was the only major operator to grow UBB* market share in 2020.

UBB MARKET SHARE – ALL TECHNOLOGIES



48.2%
38.3%
31.4%
22.5%
17.7%
20.7%
9.3%
4.5%
4.1%
3.3%
3Q19
4Q19
1Q20
2Q20
3Q20
Oi
Player 1
Player 2
Player 3
ISPs

Source: Anatel and public information provided by the companies
*UBB = Ultra Broad Band, speeds above 34Mbps

FUELED BY CONTINUED EFFICIENCY, RAPIDLY EXPANDING BASE AND INTRODUCTION OF NEW PLANS, FIBER REVENUES HAVE GROWN ALMOST 5 TIMES YOY


OI FIBRA
INVADIU SUA
BLACK FRIDAY
200 MEGA
R$ 99,90 /MÊS
SUA BLACK FRIDAY MERECE OI FIBRA


OI FIBRA
INVADIU SUA
BLACK FRIDAY
500 MEGA
R$ 149,90 /MÊS
SUA BLACK FRIDAY MERECE OI FIBRA

HOMES PASSED

Thousand


+4.3M HPs
3,588
6,719
7,867
8.6-8.8
3Q19
2Q20
3Q20
4Q20E

HOMES CONNECTED

Thousand


HC
Take-up
+1.3M HCs
408
1,300
1,747
2.0-2.2
3Q19
2Q20
3Q20
4Q20E
Take up %
11.4%
19.4%
22.2%
22% - 23%

400MB PLAN CUSTOMER BASE SHARE

%


400MB
200MB/100MB
1%
99%
5%
95%
2Q20
3Q20

FIBER ARPU

R$


+3.3%
85*
88
2Q20
3Q20

FTTH REVENUE BREAKDOWN

R$ million


B2B
Residential
4,7x
84,9
6,5
78,4
402,3
19,6
382,7
3Q19
3Q20

* Pro forma ARPU of R$ 85,0. Excludes the impact of 1st month promotion and adjusts the pro-rata ARPU of new customers who entered after the beginning of the month.

FIBER IS POISED TO BECOME THE LARGEST COMPONENT OF RESIDENTIAL REVENUES, HELPING THE SEGMENT RETURN TO SEQUENTIAL GROWTH FOR THE FIRST TIME IN 11 QUARTERS

Residential total net adds have become positive and Fiber already represents 40% of total broadband customer base



TOTAL RESIDENTIAL RGUs NET ADDS
Thousand
Legacy *
Fiber
Total net adds
38
-409
-325
-479
-874
-591
-282
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
BROADBAND CUSTOMER BASE MIX
%
Copper
Fiber
91.8%
8.2%
69.9%
30.1%
60.1%
39.9%
3Q19
2Q20
3Q20

In one year, Fiber revenues increased from 4% to 24% share of Residential revenues, and is poised to become the largest component of residential revenues soon



RESIDENTIAL REVENUES
R$ million
Revenue mix
-9.8%
+2.7%
1,803
1,583
1,625
44%
786
593
544
Copper Voice
33%
28%
500
364
323
Copper BB
20%
24%
438
371
375
DTH TV
23%
4%
78
255
383
FIBER
24%
3Q19
2Q20
3Q20

For the 1st time in 3 years, Residential revenues increased QoQ. Annualized Fiber revenues at end of Q3 had already reached close to R$ 1.7 billion



3Q RESIDENTIAL REVENUE
R$ million
Legacy *
Fiber
+43
[+2.7%]
1,583
1,625
1,327
-85M
1,242
+128M
255
383
2Q20
3Q20
FIBER REVENUE ACCELERATION
QUARTERLY REVENUE
R$ Million
SEP/20 REVENUE - ANNUALIZED
R$ Million
58%
57%
32%
50%
78
124
194
255
383
1,671
3Q19
4Q19
1Q20
2Q20
3Q20
Sep-20

* Legacy = Copper Voice, Copper Broadband and DTH TV

MOBILE REVENUES RESUMED SEQUENTIAL GROWTH, WITH GREAT RESILIENCY OF POSTPAID RESULTS BOTH QOQ AND YOY, WHILE PREPAID EXPERIENCED A FAST RECOVERY FROM THE EARLY DAYS OF THE PANDEMIC. OI CONTINUES TO CHARGE AHEAD ON MOBILE WITH 5G PILOT LAUNCH IN BRASILIA.

MOBILITY

CUSTOMER REVENUES [1]

R$ million



Postpaid
Prepaid
Others
-2.7%
+4.8%
1,667
1,549
1,623
yoy
891
905
924
+2.1%
+3.7%
760
635
687
+8.2%
-9.6%
16
8
12
3Q19
2Q20
3Q20

POSTPAID

Even impacted by the closing of stores, postpaid managed to grow the customer base, with increased sales through digital channels

CUSTOMER BASE

Thousand



+9.6%
+1.8%
9,032
9,719
9,899
3Q19
2Q20
3Q20

PREPAID

Prepaid shows signs of full recovery, with topups exceeding the volumes of 1Q20, when confinement had not yet started.

TOPUPS

Thousand



+1.3%
+8.3%
1Q20
2Q20
3Q20



5G
oi

5G IN BRASILIA

- Speed: up to 500 Mbps
- 300 5G antennas
- 80% of Brasilia covered
- 2.1 GHz frequency (10 MHz from the spectrum, which was used for 3G)

* Information based on managerial allocation | 1 - Excludes interconnection revenues and handset sales.

B2B ALSO RECOVERS FROM EARLY IMPACTS OF COVID-19 CONSTRAINTS ON TRAFFIC, SHOWING SEQUENTIAL REVENUE GROWTH ON THE BACK OF IT SERVICES. WHOLESALE REVENUES ALSO IMPROVED TO STABILITY, WITH RECOVERY OF NON-REGULATED REVENUES AND GOOD PROSPECTS WITH INCREASED SALES TO ISPs.

B2B

B2B REVENUES

R$ million



Corporate
Small
-57
[-5.1%]
+30
[+2.9%]
1,113
1,027
1,057
823
770
803
290
256
253
3Q19
2Q20
3Q20

IT[1] REVENUE EVOLUTION

R$ Million



CQGR
+8%
+50%
100.3
103.1
121.2
126.3
138.4
158.0
188.9
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
LAUNCH OF
OI SOLUÇÕES

CORPORATE REVENUE SHARE

%



Others
IT
85%
79%
76%
15%
21%
24%
3Q19
2Q20
3Q20

WHOLESALE

WHOLESALE REVENUES

R$ million



Revenue
Opex reducer 2
+3
[+0.5%]
+4
[+0.9%]
481
479
483
244
238
237
237
241
246
3Q19
2Q20
3Q20

WHOLESALE REVENUE BREAKDOWN

R$ Million



Unregulated
Regulated
-2.4%
-0.5%
244
238
237
169
173
179
75
65
58
3Q19
2Q20
3Q20

NET SALES TO ISPs

Million



+398.6%
+34.7%
3Q19
2Q20
3Q20

1 – Corporate Revenue, does not consider Small Businesses. | 2 - Infrastructure rental revenue is classified as an opex reducer, essentially because its nature is not that of a telecom service revenue

FOCUS ON SIMPLIFICATION AND EFFICIENCY CONTINUES TO PAY OFF, LEADING TO PROGRESS ON DIGITAL TRANSFORMATION, FURTHER OPEX REDUCTIONS AND RETURN TO ANNUAL EBITDA GROWTH

OPEX
R$ million – Brazilian operations



3Q19
3,552
Revenue Related
-94
Third Party
-157
Network Maintenance
-34
SG&A
-131
Other
+76
3Q20
3,212
-341
[-9.6%]

DIGITAL FIRST

85% of the interactions with clients through digital channels.

12% share of digital channels in the recovery of debts over 90 days after 2 months of operation.

R$ 136M in savings in 9M20 with Front Office and Back Office optimization due to robotization and automation of processes and customer care expansion through digital channels.

STRUCTURE AND PROCESSES

A detailed revision of the structure and processes and the implementation of centralized automations initiatives.

Readjustment of the organizational structure with an approximately 15% reduction of the workforce and estimated savings in 12 months of **R$ 260M**.

A LIGHT, AGILE and DIGITAL Company, focused on the future

INNOVATIVE SOLUTIONS

JOICE – **634k** accesses to our digital assistant in September

45% yoy increase in the usage of Minha Oi App

FOCUS ON EFFICIENCY

Legacy deceleration with Opex reduction due to:

- ✓ Virtual shutdown in legacy portfolio sales.
- ✓ Reduced number of legacy stations [De-averaging].
- ✓ Migration from old copper networks to fiber.
- ✓ Productivity improvement in field activities [installation, repair and maintenance].

OPERATIONAL EXCELLENCE

Operational excellence and logistic optimization, always approaching the technology evolution.

Routine EBITDA
R$ million – Brazilian operations



Routine Ebitda
Margin
+2.4%
1,403
1,437
28.3%
30.9%
3Q19
3Q20

CAPEX ALLOCATION PROFILE CONTINUES TO EVOLVE IN FULL ALIGNMENT WITH COMPANY'S FIBER STRATEGY, WITH INCREASING ALLOCATION TO FTTH AND LARGE REDUCTION IN LEGACY INVESTMENTS

HOMES PASSED PER QUARTER

Thousand



+2%
1,130
1,094
1,148
3Q19
2Q20
3Q20
Average of 383k per month in 3Q

HOMES CONNECTED PER QUARTER

Thousand



+161%
171
357
446
3Q19
2Q20
3Q20
Average of 149k per month in 3Q

EVOLUTION OF CAPEX AND CAPEX MIX

CAPEX *

R$ million | Brazilian operations



2,060
1,751
2,005
49%
23%
4%
17%
7%
64%
11%
1%
16%
8%
69%
10%
1%
13%
7%
3Q19
2Q20
3Q20
Fiber 1
Copper
DTH TV
Mobile
B2B

CAPEX MIX

R$ million | Brazilian operations



Expansion 2
Mobile
Legacy 3
2018 Full Year
46%
6,078
29%
25%
2019 Full Year
28%
7,813
52%
20%
2020 9M20
13%
14%
5,537
72%

* Information based on managerial allocation | 1 - Fiber + Wholesale | 2 – Fiber + B2B + Wholesale | 3 – Copper Voice + Copper Broadband + DTH TV

STRONG COMMITMENT TO FINANCIAL DISCIPLINE ALLOWED THE COMPANY TO CONTROL CASH CONSUMPTION AND APPROVAL OF PLAN AMENDMENT HELPED TO ENSURE FUNDING OPTIONS NECESSARY TO DELIVER THE EXECUTION OF ITS TRANSFORMATION PLAN

CASH FLOW
R$ million



-387 million
6,073
+1,437
-447
-2,005
+509
+460
+21
-101
-441
+179
5,686
Unitel: +155
Real Estate: +24
Cash Jun/20
Routine EBITDA
IFRS16
Capex
Working Capital
Anticipation Sistel
Judicial Deposits + Taxes
Financial Operations
Payment to RJ creditors
Non core cash
Cash Sept/20

DEBT (FAIR VALUE)
R$ million



+814 million
26,115
+502
+548
+278
-444
-69
26,929
21,243
Gross Debt Jun/20
Interest
Fx Variation
Fair Value amortiz.
Debt Amortiz.
Others
Gross Debt Set/20
Net Debt Set/20

SUMMARY OF JR AMENDMENT APPROVED IN GCM

SALE OF UPIs: MINIMUM OF R$27 BILLION IN ADDITIONAL RESOURCES

- ✓ Towers: R$ 1,067 Mn (Stalking Horse defined – date: Nov 26)
- ✓ Data Centers: R$ 325 Mn (Stalking Horse defined – date: Nov 26)
- ✓ Mobile: R$ 16.5 Bn (Stalking Horse defined – date: Dec 14)
- ✓ InfraCo: R$ 6.5 Bn minimum cash + R$ 2.4 Bn debt with Oi
- ✓ TVCo: R$ 20 Mn minimum cash

DEBT PREPAYMENT: DELEVARAGING THE COMPANY

- **Bridge loan and BNDES** Payment of the entire value in advance, using resources from the sale of Mobile Asset UPI
- **Local Banks And ECAs** Advance credits liquidation, with a prepayment discount of 55% of the face value, in up to 3 installments (2022-24), conditioned to the sales of the Mobile UPI an InfraCo UPI participation.

FUNDING OPTIONALITIES: FUNDING TRANSITION

- Partial anticipation of resources from UPI Mobile sale in an amount of up to R$ 5Bn;
- Other Financing:
  - R$ 2Bn (with flexibility for offering guarantees) and
  - R$ 2Bn (without flexibility to offer additional guaranties);
- Flexibility for additional funds guaranteed by InfraCo UPI shares

TO ENSURE SUCCESSFUL TRANSITION OF ITS MODEL, COMPANY IS CARRYING OUT AN INTEGRATED EXECUTION OF 15 TRANSFORMATION PROGRAMS



PROGRAMS
OBJECTIVES
Perimeter Change
Model Separation
Funding
Business Execution
1 Data Center and Towers UPIs sale
2 TV UPI sale
3 Mobile Assets UPI sale
4 InfraCo sale
5 Legal entities structure simplification
6 InfraCo design and creation
7 Transformation of New Oi
8 Digital transformation
9 Organizational transformation
10 Regulatory agenda
11 Drastic Cost Out
12 Legacy De-average
13 Procurement review
14 Short-term financing
15 Business execution management
UPIs M&A
Corporate Restructuring
Scope simplification
Carve-Outs execution
Design of the new operational models of Infra Co and New Oi
Construction of new entities
Operational efficiency
Legacy phase out (services, processes, systems)
Short-term financing
Fiber acceleration
Mobile operation management
Customer base retention
Drive revenue mix transformation

THE EXPECTED TIMELINE POINTS TO A COMPLETE TRANSITION BY THE END OF 2021

SEP/OCT 20	NOV 20	DEC 20	1Q 21	3Q 21	4Q 21	OCT 21
Holding of the General Creditors Meeting ✔ Confirmation of the GCM by Judicial Court ✔	Competitive Bidding Process for UPI Towers and UPI Data Center	Competitive Bidding Process for UPI Mobile Assets Closing of UPI Towers and UPI Data Center	Infra Co and TV Co UPIs auctions	Closing of UPI Infra Co	Closing of UPI Mobile Assets Closing of UPI TV Co	End of the Judicial Reorganization

Note: Timeline dependent on judicial, regulatory and competitive approvals

AT THE END OF THE TRANSFORMATION PROCESS, OI WILL HAVE TWO STRONG PILLARS WITH CLEAR AND DISTINCTIVE VALUE PROPOSITIONS

INFRA CO ⟵ Independent, complementary companies that do not compete with non-exclusive and non-discriminatory business relationships ⟶ NEW Oi

The largest Telecom infraCo in the country massifying optical fiber, enabling broadband, 5G and business services.


One infra, multiple networks...
... and all futures.

- Most comprehensive telecom infrastructure in the country
- High quality and performance
- Digital and automated processes enabling efficient and frictionless customer relationship
- Complete and modular portfolio of services to meet different sizes and types of carriers
- Neutral commercial treatment with competitive conditions

Reliability and availability | Low latency | Broad range of solutions | High level of security | Operational efficiency

Infra Co: Neutral network player enabling all types of connectivity services, based on extensive fiber network

Integrated technology and digital services platform that helps people and companies transform their lives and businesses.


Health
Educa-tion
Camera
Oi Expert
OTT
IPTV
Oi Solutions
Mesh
Data
Fixed
Fiber
VoIP
SD WAN
Cloud
IoT
Security
Equipm. rental
Managed services
Analytics
Digital Transf.

- Customer base as the main asset
- Modular portfolio of products and services marketed in plug-in logic (Market place)
- High level of digitization and use of AI
- Focus on customer experience and differentiation by solving Retail, SMEs and Corporate customer pains (high NPS)
- Differentiation and value creation through an ecosystem of partnerships

OI FIBRA | OI SOLUÇÕES | oi PLACE | oi PLAY | oi alegria | MINHA OI

Client Co: Digital Experiences Company leveraging on core telecom services strategy

CONCLUSION

- OI CONTINUES TO SUCCESSFULLY STABILIZE AND IMPROVE ITS OPERATIONS, REDEFINE ITS STRATEGIC MODEL AND DELIVER A STRONG ACCELERATION OF ITS FIBER OPTICS PLAN
- THE APPROVAL OF THE JR PLAN AMENDMENT IN SEPTEMBER'S GCM WAS A FIRM VALIDATION OF OUR AMBITIOUS MODEL TO ACCELERATE GROWTH, ENABLE THE CREATION OF THE LARGEST INFRASTRUCTURE COMPANY IN BRAZIL AND BRING BACK OI TO LONG TERM SUSTAINABILITY.
- STRUCTURAL SEPARATION MODEL ALLOWS FOR CONCILIATING STRONG GROWTH AND FINANCIAL SUSTAINABILITY FOR OI AND INFRA CO
- PLAN AMENDMENT ALSO ALLOWS FOR A SIGNIFICANT INJECTION OF RESOURCES INTO THE COMPANY, THROUGH THE SALE OF THE DESIGNATED UPIS, HELPING SECURE BOTH INVESTMENT FOR THE LONG RUN AND A CRITICAL REDUCTION OF THE COMPANY'S LONG TERM DEBT
- TRANSFORMATION CONTINUES TO BE RELENTLESSLY PURSUED THROUGH INTEGRADED EXECUTION PROGRAMS
- THE MANAGEMENT TEAM AND THE BOARD OF DIRECTORS CONTINUE FULLY COMMITTED TO EXECUTING THE NEW STRATEGIC MODEL WITH RIGOR AND SPEED.

ADDITIONAL INFORMATION

SUMMARY CHART OF THE MAIN FINANCIAL AND OPERATIONAL INDICATORS

MAIN FINANCIAL INDICATORS

R$ million Brazil	3Q20	3Q19	y.o.y.	2Q20	q.o.q.
Total Net Revenue	**4.648**	**4.955**	**-6,2%**	**4.490**	**3,5%**
Residential	1.625	1.803	-9,8%	1.583	2,7%
Personal Mobility	1.706	1.763	-3,2%	1.619	5,4%
Customers[1]	*1.623*	*1.667*	*-2,7%*	*1.549*	*4,8%*
B2B	1.294	1.357	-4,7%	1.265	2,3%
Other Services	23	32	-28,1%	24	-3,7%
Routine OPEX	**3.212**	**3.552**	**-9,6%**	**3.025**	**6,2%**
Routine EBITDA	**1.437**	**1.403**	**2,4%**	**1.464**	**-1,9%**
Routine EBITDA Margin	30,9%	28,3%	2,6 p.p.	32,6%	-1,7 p.p.
Capex	**2.005**	**2.060**	**-2,7%**	**1.751**	**14,5%**
Capex / Net Revenue	43,1%	41,6%	1,5 p.p.	39,0%	4,1 p.p.
Routine EBITDA – Capex	**-568**	**-658**	**13,6%**	**-286**	**-98,5%**
Net Income (Loss)	**-2.607**	**-5.609**	**53,5%**	**-3.285**	**20,6%**
Cash Position	**5.686**	**3.192**	**78,1%**	**6.073**	**-6,4%**
Net Debt	**21.243**	**14.713**	**44,4%**	**20.043**	**6,0%**

* Information based on managerial allocation | 1 - Excludes handset and interconnection revenues;

MAIN OPERATIONAL INDICATORS

In thousands of RGUs	3Q20	3Q19	y.o.y.	2Q20	q.o.q.
Total - Brazil	52.156	55.191	-5,5%	52.326	-0,3%
Residential	11.823	13.532	-12,6%	11.786	0,3%
Copper	7.339	11.362	-35,4%	8.140	-9,8%
Fixed line	4.908	7.202	-31,9%	5.364	-8,5%
Broadband	2.431	4.160	-41,5%	2.776	-12,4%
DHT TV	1.209	1.482	-18,4%	1.234	-2,1%
Fiber	3.276	689	375,5%	2.411	35,8%
Fixed line	1.578	278	467,5%	1.146	37,8%
Broadband	1.616	371	335,6%	1.194	35,4%
IPTV	81	40	104,3%	72	12,9%
Personal Mobility	33.738	34.703	-2,8%	33.988	-0,7%
Prepaid	23.840	25.670	-7,1%	24.269	-1,8%
Postpaid	9.899	9.032	9,6%	9.719	1,8%
B2B	6.438	6.702	-3,9%	6.395	0,7%
Fiber	147	46	220,6%	109	34,9%
Copper Voice	3.121	3.342	-6,6%	3.202	-2,5%
Copper Broadband	358	475	-24,6%	389	-7,9%
DTH TV	14	14	-2,7%	14	-1,4%
Mobile	2.798	2.825	-1,0%	2.682	4,3%
Public phones	157	254	-38,1%	158	-0,3%
FTTH - Homes Passed (HP's)	7.867	3.588	119,3%	6.719	17,1%
FTTH - Homes Connected (HC's)	1.747	408	327,7%	1.300	34,3%
Take up (%)	22,2%	11,4%	10,8 p.p.	19,4%	2,8 p.p.

JR UPDATE

SUMMARY OF THE MAIN INFORMATION RELATED TO THE JUDICIAL RECOVERY PLAN

JR AMENDMENT APROVAL AT GCM ALLOWS OI TO GO ON WITH THE EXECUTION OF ITS TRANSFORMATION PLAN WHILE MAKING POSSIBLE A BALANCED CAPITAL STRUCTURE WITH LONG TERM FINANCIAL SUSTAINABILITY

- CONTINUITY OF JR PLAN EXECUTION – **SUSTAINABILITY AND VALUE GENERATION**
- **EXECUTION FLEXIBILITY AND FUTERE OPTIONS** FOR THE COMPANY
- ANTICIPATION OF DEBT PAYMENTS, **REDUCING LEVERAGE AND FINANCIAL RISKS**
- **CAPITAL STRUCTURE OPTIMIZATION AND ACCESS TO MORE FINANCIAL RESOURCES**
- **OPERATIONAL RISK REDUCTION** ONCE TRANSACTIONS ARE CONCLUDED

CREATION OF 5 UPIS(1): FUNDING FOR THE EXECUTION OF THE TRANSFORMATION PLAN AND FLEXIBILITY TO IMPLEMENT THE STRUCTURAL SEPARATION

	TOWERS	DATA CENTERS	MOBILE ASSETS	INFRA CO	TV CO
SCOPE	✓ 637 mobile towers and 222 indoor sites (passive infrastructure in shopping malls, hotels and others) ✓ Revenue from other operators and Oi	✓ 5 data centers ✓ Revenue/contracts for the colocation/hosting business with B2B and Oi customers	✓ Mobile operation, including active network, clients and spectrum ✓ Elements of the active or passive transmission network not included	✓ FTTH network, including equipment and operation, wholesale contracts (Oi being its main client) ✓ Long term contracts (IRUs) for backbone, backhaul and pipes of Oi SA and Telemar	✓ TV operation, including DTH infrastructure and equipment, customers and adjacent obligations to DTH and IPTV services (SeAC). ✓ Oi maintains IPTV and OTT platforms
SALE	▪ Binding Offer received (R$ 1.067Bn) for 100% of the shares; ▪ Highline do Brasil made the highest offer during the M&A process and will have the right to match during the Competitive Bidding Procedure (Stalking Horse)	▪ Binding Offer received (R$ 325MM, of which R$ 225MM upfront and R$ 75MM in installments) for 100% of the shares; ▪ Piemonte Holding made the highest offer during the M&A process and will have the right to match during the Competitive Bidding Procedure (Stalking Horse)	▪ Binding Offers received above the minimum price of R$ 15Bn for 100% of the shares. ▪ Telefônica Brasil S.A., TIM S.A. e Claro S.A made the highest offer during the M&A process in the amount of R$ 16.5Bn of which R$ 756Mn refer to transition services to be provided by Oi, in addition to long-term agreements for services of transmission capacity, with net present value (NPV) of R$ 819Mn. With that offer the group will have the right to top during the Competitive Bidding Procedure (Stalking Horse)	▪ Minimum value: R$ 20Bn (EV, base date as of Dec 31, 2021), for the sale of 25.5% to 51% of total capital, enabling a competitive process to acquire control of InfraCo (51% of voting shares) ▪ Winning offer will be defined by the highest value per share (EV), with a minimum secondary payment of R$ 6.5Bn in up to 3 installments, and a primary transaction of up to R$ 5Bn, in order to guarantee the payment of the R$2,4Bi obligations to Oi in up to 3 months after the closing and InfraCo investment plan. ▪ Highest offer may be granted with a right to top in the Competitive Bidding Process. Investors may offer assets or certain and liquid receivables (with a 55% discount) as part of the UPI payment.	▪ Sale of 100% of the shares of UPI TV Co for the minimum price of R$ 20MM and assuming payment commitments for the use of satellite capacity until 2027, exempting Oi from its annual cost ▪ 50% revenue share with Oi on IPTV revenues provided by TV Co to customers of the recovery entities

1 - Independent Productive Units provided in the LRF, not associated with RJ's obligations

APPROVED TERMS FOR CREDITORS IN THE JR PLAN AMENDMENT: LEVERAGE AND FINANCIAL RISK REDUCTION

NON-FINANCIAL CREDITORS

Labor (Class I):

- Payment in up to 30 days after the amendment ratification by court (limited to R$ 50k/creditor)

Small Business (Class IV):

- Option to receive up to R$ 150k (and waiver of additional claims) in up to 90 days after the amendment ratification by court;

FINANCIAL CREDITORS

Secured Creditors (Class II):

- The obligation of the buyer of UPI Mobile Assets of paying part of the transaction price directly to Secured Creditors doesn't exempt the recovery entities from the obligation to settle such credits as one of the closing acts of the sale ;
- Prepayment of 100% of the outstanding credits. Suspension of certain clauses until May 30, 2020, in order to implement the terms provided in the Plan amendment;
- Prepayment of post-petition Oi Móvel debentures

Restructuring Option I (Class III):

- Prepayment with a 55% discount, in up to 3 installments (2022-2024). Conditioned to the closing of both UPI Mobile Assets and UPI InfraCo and to the maintenance of a minimum cash balance ("cash sweep")
- Reduction in the prepayment discount from 55% to 50% for creditors that opt for the Bank Guarantee option and offer a new line of letter of credits, up to the maximum restructured credits value (1:1), in the form of the RJ Plan and on condition that Oi reduces its total exposure in guarantee

ADDITIONAL CREDITORS

Anatel:

- Payment via Law 13.988/20 or more favorable new legislation to be published in the future

Unsecured Creditors:

- Option to receive up to R$ 3k (and waiver of additional claims) in up to 90 days after ratification by court;

Class III and Class IV Creditors:

- Possibility of prepayment through the introduction of a reverse Dutch auction mechanism to repurchase credits at the lowest value and more favorable NPV to the company (voluntary option)

BRIDGE LOAN AND OTHER FINANCING

- Possibility of partial anticipation of resources of UPI Mobile sale in an amount of up to R$ 5Bn; Other Financing: R$ 2Bn (with flexibility for offering guarantees) and R$ 2Bn (without flexibility to offer additional guaranties);
- Flexibility for additional funds guaranteed by InfraCo shares

JR CLOSURE

- Closing of the Judicial Reorganization in October 06, 2021 – this date may be extended in case it is needed for the implementation of measures for the disposition of assets provided for in the Amendment to the JRP

INVESTOR RELATIONS

+55 21 3131-2918

invest@oi.net.br

www.oi.com.br/ri

